UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of Announcement No. 11 - 2009 issued by TORM A/S to The Copenhagen Stock Exchange on August 12, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S
(registrant)

Dated: August 12, 2009	By:	/s/ Mikael Skov
	Name:	Mikael Skov
	Title:	Chief Executive Officer

Exhibit 1

ANNOUNCEMENT NO. 11 – 2009

12 August 2009

Revised forecast of profit before tax for 2009

As a result of lower-than-expected freight rates for product tankers for the remainder of 2009, TORM revises its forecast for profit before tax from USD 100 -140 million to around break-even. The forecast includes expected negative mark-to-market non-cash adjustments of approximately USD 20 million and no further sales of vessels.

The lower freight rates for product tankers are primarily due to lower demand for transport of oil products as global consumption of oil was lower than expected.

“We are experiencing historically low freight rates for product tankers at the moment. Our general strategic view of the product tanker market going forward is unaffected by this fall in rates, and we remain positive on the future prospects of the segment. We are also pleased to note that our efficiency improvement programme is almost fully implemented and that the planned cost savings of USD 40-60 million per year will be achieved from 2010 and onwards,” says Mikael Skov, CEO of TORM.

As planned, TORM will release its interim financial statements for the first six months of 2009 on 20 August 2009.

Contact:	Mikael Skov, CEO, tel.: +45 39 17 92 00
Roland M. Andersen, CFO, tel.: +45 39 17 92 00

About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 140 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on OMX Nordic Exchange Copenhagen A/S (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO. 11 – 2009
12 AUGUST 2009	TORM A/S – REVISED FORECAST OF PROFIT BEFORE TAX FOR 2009	1 /1

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 11 – 2009
12 AUGUST 2009	TORM A/S – REVISED FORECAST OF PROFIT BEFORE TAX FOR 2009	2/2